SEC Mail Processing Section

FEB 28 2018

Washington DC 408

SECU 18001517 ION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: N.B. Zoullas Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue – 17th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Fernandez (212) 350-5319
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name — if individual, state last, first, middle name)

488 Madison Avenue – Floor 3	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane Fernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.B. Zoullas Securities, Inc, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Diane Fernandez

Signature

Chief Financial Officer

Title

Leslie Seinfeld

Notary Public

LESLIE SEINFELD NOTARY NO. 01SE5050426 QUALIFIED IN NASSAU COUNTY PUBLIC STATE OF NEW YORK

exp 11/20/21

This report** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A Copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of N.B. Zoullas Securities, Inc.
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of N.B. Zoullas Securities, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe Horwath LLP

Crowe Horwath LLP

We have served as the Company's auditor since 2014.

New York, New York
February 27, 2018

N.B. Zoullas Securities, Inc.
Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents	$ 3,630,408
Restricted cash	83,514
Deposit with clearing broker	400,000
Receivables from broker	594,143
Property and equipment, at cost less accumulated depreciation and amortization of $139,579	5,891
Prepaid expenses and other assets	183,927
Total assets	$ 4,897,883
Liabilities and Stockholders' Equity	
Liabilities	
Accrued expenses	$ 21,397
Stockholders' equity	
Common stock, $1 par value; 200 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	169,900
Retained earnings	4,706,486
Total stockholders' equity	4,876,486
Total liabilities and stockholders' equity	$ 4,897,883

The accompanying notes are an integral part of this financial statement.

1. Organization

N.B. Zoullas Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an introducing broker under a clearance agreement with another broker-dealer (clearing broker), which carries and maintains the accounts of the Company's customers. The Company transacts its business with customers located worldwide.

2. Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization.

Income Taxes

The Company has elected to be treated as an S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income tax. The stockholders are required to report separately their distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporate tax rates.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2017, the Company determined that it had no uncertain tax positions which affected its financial position and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to federal, state, and local income tax examinations by tax authorities for years before December 31, 2014.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Receivables from Broker
Receivables from broker consist of commission and trading income receivables due from the Company's clearing broker. Management has determined that the receivables are fully collectible as of December 31, 2017.

New Accounting Standards Not Yet Adopted
ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," provides new guidance on revenue recognition. The guidance clarifies that revenue from "contracts" with customers should be recognized in a manner that depicts the timing of the related transfer of goods or services at an amount that reflects the expected consideration. The effective date of this ASU is January 1, 2018. The Company has analyzed the guidance in this new standard and has determined there will be no change in the manner the Company recognizes commission revenue. Trading gains and losses are excluded from Topic 606. Accordingly, the Company does not expect this guidance to have a material impact on its financial statement or regulatory capital.

ASU 2016-02, "Leases (Topic 842)," amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use assets and lease liabilities by lessees for those leases classified as operating leases. Additional changes include accounting for lease origination and executory costs, required lessee reassessments during the lease term due to changes in circumstances, and expanded lease disclosures. ASU 2016-02 will become effective January 1, 2019, with early adoption permitted, and requires entities to apply the new guidance using a modified retrospective transition. The adoption of ASU 2016-02 will result in the Company recognizing a right-of-use asset and lease liability on the statement of financial condition based on the present value of remaining operating lease payments (see Note 4 for the undiscounted future annual minimum rental commitments for operating leases). The Company does not expect this guidance will have a material impact on its financial statement or regulatory capital.

3. Deposit with Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The Company's clearing agreement with its clearing broker requires that a minimum balance of $400,000 be maintained on deposit with the clearing broker. The deposits at the clearing broker consist of cash.

4. Commitments

The Company was obligated under a non-cancellable operating lease, for its office premises, which expires on February 28, 2018. Subsequent to December 31, 2017, the Company signed an extension of the lease with its current landlord for an additional ten-month term to expire on December 31, 2018 (the "Extended Lease"). The Company can terminate the Extended Lease by giving the landlord 30 days notice. The landlord can terminate the Extended Lease provided they give the Company 60 days notice. Under these lease agreements, the Company is subject to escalation charges for real estate taxes and operating costs. The lease commitment is collateralized by an $81,932 letter of credit in favor of the landlord, which is secured by a certificate of deposit account and is recorded as restricted cash in the statement of financial condition.

On January 30, 2018, the Company signed a new non-cancelable operating lease (the "New Lease"), for new office premises, commencing on or around May 1, 2018 (the "Commencement Date"). The New Lease will expire seven years from the Commencement Date. The New Lease is collateralized by a $60,676 letter of credit in favor of the new landlord. It is anticipated that the Company will give notice to terminate the Extended Lease on or around April 1, 2018.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of either $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $4,623,926, which exceeded the required minimum net capital of $5,000 by $4,618,926. Aggregate indebtedness at December 31, 2017, totaled $21,397. The ratio of aggregate indebtedness to net capital was 0.0046 to 1.

6. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers all employees who have attained age 21 and provides for participants to defer salary amounts up to statutory limits. The Company makes a discretionary matching contribution based on the salary deferrals contributed by each participant.

The Company also sponsors a defined contribution profit sharing plan covering all of the Company's employees who have attained age 21. The contribution, which is at management's discretion, is determined annually. The Company did not make a profit sharing contribution for the year ended December 31, 2017.

7. Off-Balance Sheet Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and securities on deposit at its bank and clearing broker. The accounts at its bank and clearing broker contain cash and cash equivalents. The Company maintains cash at a bank in excess of Federal Deposit Insurance Corporation ("FDIC") insured limits and is exposed to the credit risk resulting from this concentration. Balances at its bank are generally insured by the FDIC up to $250,000. At December 31, 2017, the exceeded balance insured by the FDIC is approximately $3,380,000.

Balances at its clearing broker are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC") or FDIC. Net equity positions at the clearing broker in excess of SIPC limits are protected by additional coverage maintained by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the

Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company, as introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

8. Concentration

The majority of the Company's revenue is derived primarily from brokerage activity with a limited number of customers, many of whom are affiliated with one another.